

Mailstop 3233

April 24, 2017

Via E-Mail
Christopher J. Abate
President and Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re:** **Redwood Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-13759**

Dear Mr. Abate:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

General

1.   Please tell us what consideration you gave to including Schedule IV: Mortgage Loans on Real Estate in accordance with Rule 12-29 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
 Commodities